Exhibit (a)(1)(iv)

Kulicke and Soffa Industries, Inc.

Offer to Purchase for Cash of

Up to $62,000,000 Aggregate Principal Amount

of its Outstanding

1.0% Convertible Subordinated Notes Due 2010

CUSIP Numbers: 501242 AP 6 and 501242 AM 3

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT NEW YORK CITY TIME ON FEBRUARY 9, 2009, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED BY THE COMPANY (SUCH DATE AND TIME, AS THE SAME MAY BE EXTENDED, THE “EXPIRATION DATE”).

January 6, 2009

To Brokers, Dealers, Commercial Banks,

Trust Companies and Other Nominees:

Enclosed for your consideration is an Offer to Purchase (as may be supplemented and amended from time to time, the “Offer to Purchase”) dated January 6, 2009, and the related Letter of Transmittal (the “Letter of Transmittal”) by Kulicke and Soffa Industries, Inc., a Pennsylvania corporation (the “Company”), offering to purchase for cash up to $62,000,000 aggregate principal amount of its outstanding 1.0% Convertible Subordinated Notes Due 2010 (the “Notes”). The Offer to Purchase together with the Letter of Transmittal (and any amendments or supplements to the Offer to Purchase and the Letter of Transmittal) constitutes the “Offer” with respect to the Notes. We have been appointed by the Company to act as Dealer Manager in connection with the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The Notes are currently convertible at a conversion rate of 77.8743 shares of common stock per $1,000 principal amount of Notes, subject to adjustment, which is equivalent to a conversion price of approximately $12.84 per share. Holders who tender their Notes on or before 12:00 midnight, New York City time, on the Expiration Date will receive an amount per $1,000 principal amount of Notes (the “Purchase Price”) equal to $720.

The Offer is not conditioned on any minimum principal amount of Notes being tendered. Notwithstanding any other provision of the Offer, the Company’s obligations to accept Notes tendered, and to pay the Purchase Price, are subject to, and conditioned upon, the satisfaction of the general conditions described in Section 10 of the Offer to Purchase entitled “Conditions of the Offer.”

The Company reserves the right, in its sole discretion, to waive any one or more of the conditions to the Offer at any time as set forth in Section 10 of the Offer to Purchase under the heading “Conditions of the Offer.”

For your information and for forwarding to your clients for whom you hold Notes registered in your name or in the name of your nominee (or, for Notes registered in the name of the Depository Trust Company (“DTC”), Notes that are credited to your account or the account of your nominee), we are enclosing the following documents:

1. Copies of the Offer to Purchase.

2. Letters of Transmittal for the Notes for your use in accepting the Offer and tendering Notes and for the information of your clients.

3. Copies of Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9, providing information relating to backup U.S. federal income tax withholding.

4. Copies of the Notice of Guaranteed Delivery to be used to accept the Offer if certificates for the Notes are not immediately available or cannot be delivered to The Bank of New York Mellon, the

Depositary of the Offer to Purchase, or if you cannot comply with the procedure for book-entry transfer by the expiration of the tender offer, or if your other required documents cannot be delivered to the Depositary by the expiration of the tender offer.

5. Copies of a printed form of letter which may be sent to your clients for whose accounts you hold Notes registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer. This form will enable your clients to tender all Notes that they own.

DTC participants will be able to tender Notes through DTC’s Automated Tender Offer Program (“ATOP”).

We urge you to contact your clients as promptly as possible in order to obtain their instructions.

The Company will pay all fees and expenses of the Dealer Manager, the Depositary and the Information Agent in connection with the Offer. The Company will also reimburse brokers, dealers, commercial banks and trust companies for customary mailing and handling expenses incurred by them in forwarding materials to their customers. The Company will not, however, pay any fees or commissions to any broker, dealer or other person (other than the Dealer Manager, the Information Agent and the Depositary) in connection with the solicitation of tenders of Notes in the Offer.

The Company will pay or cause to be paid any transfer taxes applicable to its purchase of the Notes in the offer, except as otherwise provided in Instruction 8 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to the Information Agent, or to the Dealer Manager for the Offer, at their respective addresses and telephone numbers as set forth on the back cover of the Offer to Purchase. Additional copies of the enclosed materials may be obtained from the Information Agent.

Very truly yours,

Oppenheimer & Co. Inc.

Nothing contained herein or in the enclosed documents shall constitute you as the agent of Kulicke and Soffa Industries, Inc., the Dealer Manager, the Information Agent, the Depositary, or any of their respective affiliates, or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the documents enclosed herewith and the statements contained therein.

The Offer is not being made to (nor will Notes tendered be accepted from or on behalf of) Holders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction.

IMPORTANT: The Letter of Transmittal (or a facsimile thereof), together with any Notes tendered and all other required documents, must be received by the Depositary at or before to 12:00 midnight, New York City time, on the Expiration Date in order for Holders to receive the Purchase Price.

Alternatively, DTC participants may, instead of physically completing and signing the Letter of Transmittal and delivering it to the Depositary, electronically accept the Offer and tender Notes through DTC’s ATOP as set forth in Section 6 of the Offer to Purchase entitled “Procedures for Tendering Notes.” Holders tendering their Notes by book-entry transfer to the Depositary’s account at DTC can execute the surrender through ATOP, for which the transaction will be eligible. DTC participants that are accepting the Offer must transmit their acceptance to DTC which will verify the acceptance and execute a book-entry delivery to the Depositary’s account at DTC. DTC will then send an Agent’s Message to the Depositary for its acceptance. Delivery of the Agent’s Message by DTC will satisfy the terms of the Offer as to execution and delivery of a Letter of Transmittal by the participant identified in the Agent’s Message.

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